Exhibit 99.8

Leading UK Fashion Retailer Extends Partnership with NICE to Improve
Customer Experience

N Brown Group is using NICE’s Total Voice of the Customer solution as the anchor of its customer-centric initiative

Hoboken, N.J., December 19, 2016 – NICE (Nasdaq:NICE) today announced that N Brown Group, a leading online fashion retailer, is expanding its implementation of NICE’s Total Voice of the Customer solution to improve the quality of its customer experience insights. This is part of a robust customer-centric initiative throughout the organization.

N Brown Group, whose brands include JD Williams, Simply Be and Jacamo, is focusing its efforts on improving the customer experience at several key stages along the customer journey, including frontline customer service, product and delivery. The NICE Total Voice of the Customer solution enables the company to analyze what their customers are saying in calls, chats, emails, on the web and on any other channel, in order to get a complete picture of the customer experience. Based on the feedback given at each of those stages, a dedicated insight team presents concrete recommendations to improve the customer experience.

Scott Barker, Head of Customer Service Operations, N Brown Group:
“The NICE solution plays a critical role in our ‘Fit for the Future’ CX improvement program. Voice of the Customer is an important catalyst for improving customer service, especially as our business moves more online and streamlines for greater efficiency. NICE Total VOC is the anchor for our customer-centric initiative, and will help our organization align at all levels to ensure that our colleagues are acting on the insight received.”

John O’Hara, President, NICE EMEA
“We are proud to extend our partnership with N Brown Group, a company that is truly committed to perfecting the customer experience by staying in tune with what their customers are saying at all times and across all channels. Our Voice of the Customer solutions continue to evolve to address the needs of leading retailers worldwide, and the recent expansion with N Brown Group further shows that NICE’s innovative technologies are a differentiator in the marketplace when it comes to CX success.”

About N Brown Group
N Brown Group plc is a leading multi-channel, specialist fit, fashion retailer offering customers an extensive range of products in clothing, footwear and homewares.

The Group has 140 years of experience in home shopping and is focused on its core mantra of ‘Fashion that Fits’. The Group is transforming from being direct mail-led to digital-first, and two-thirds of revenues now come online. Its portfolio of trusted retail brands - including its three Power Brands; JD Williams, Simply Be and Jacamo – all serve a specific niche consumer group which have historically been poorly served on the high street. Other brands include Fashion World, Marisota, House of Bath, Figleaves and High & Mighty.

N Brown is headquartered in Manchester where it designs, sources and creates its product offer, and employs over 2,600 people across the UK.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.